UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date December 14, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

December 14th, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION FOR THE INCORPORATION OF NEQUI’S BUSINESS AS A LEGAL ENTITY

At the meeting held today, the Board of Directors authorized the incorporation of a legal entity for Nequi’s business.

For these purposes, a process to incorporate a financing company (Compañía de Financiamiento) will be pursued, which will allow Nequi to operate as a 100% digital credit institution (Establecimiento de Créditol).

The authorization of the Board of Directors also includes the creation of other non-financial vehicles that will leverage Nequi’s development as well as the provision of technological solutions and services at a regional level.

Nequi is Grupo Bancolombia’s digital platform, which serves more than 9.7 million clients in Colombia with a services experience that enables agile mobilization of resources and is adapted to their needs.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Daniel Raad
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel: (571) 4885934	Tel: (571) 4885371